# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: System1, Inc., CIK 0001805833
CUSIP: 87200P109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4235 Redwood Avenue, Marina Del Rey, California (CA), 90066
Date of event which requires filing of this statement: 11/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000903213-23-000011
Filed by CIK 0000903213

## Reporting persons
- William P. Foley, II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 390,473; shared voting power 0; sole dispositive power 390,473; shared dispositive power 0; aggregate amount beneficially owned 390,473 (4.8% of the class)
  Comment: The calculation in this Amendment No. 1 of the percentage of Class A common stock outstanding beneficially owned by the Reporting Persons is based on 8,128,321 shares of Class A common stock outstanding as of October 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025. As a result, the Reporting Persons' ownership changed by more than one percent from its ownership reported in the Schedule 13G originally filed.
  
  As of the date of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 390,473 shares of Class A Common Stock, which includes (i) 385,137 shares of Class A Common Stock directly owned by William P. Foley, II and (ii) 5,336 shares of Class A Common Stock directly owned by Trasimene Trebia, LLC.
- Trasimene Trebia, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,336; shared voting power 0; sole dispositive power 5,336; shared dispositive power 0; aggregate amount beneficially owned 5,336 (0.1% of the class)
  Comment: The calculation in this Amendment No. 1 of the percentage of Class A common stock outstanding beneficially owned by the Reporting Persons is based on 8,128,321 shares of Class A common stock outstanding as of October 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025. As a result, the Reporting Persons' ownership changed by more than one percent from its ownership reported in the Schedule 13G originally filed.
  
  As of the date of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 390,473 shares of Class A Common Stock, which includes (i) 385,137 shares of Class A Common Stock directly owned by William P. Foley, II and (ii) 5,336 shares of Class A Common Stock directly owned by Trasimene Trebia, LLC.

## Item 1. Issuer
Name of issuer: System1, Inc.
Address of issuer's principal executive offices: 4235 Redwood Avenue, Marina Del Rey, CA, 90066

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of William P. Foley, II ("Mr. Foley") and Trasimene Trebia, LLC ("TT") (collectively, the "Reporting Persons"). TT is a Delaware limited liability company and Mr. Foley is a citizen of the United States and is the sole member and Manager and Executive Chairman of TT.
Address of principal business office or, if none, residence:
1701 Village Center Circle
Las Vegas, NV 89134
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from item 9 and the Comment for Type of Reporting Person of each cover page of this Amendment No. 1 to schedule 13G.
Percent of class: Incorporated by reference from item 11 and the Comment for Type of Reporting Person of each cover page of this Amendment No. 1 to schedule 13G.
Sole power to vote or to direct the vote: Incorporated by reference from item 5 and the Comment for Type of Reporting Person of each cover page of this Amendment No. 1 to schedule 13G.
Shared power to vote or to direct the vote: Incorporated by reference from item 6 of each cover page of this Amendment No. 1 to schedule 13G.
Sole power to dispose or to direct the disposition: Incorporated by reference from item 7 and the Comment for Type of Reporting Person of each cover page of this Amendment No. 1 to schedule 13G.
Shared power to dispose or to direct the disposition: Incorporated by reference from item 8 of each cover page of this Amendment No. 1 to schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- William P. Foley, II: William P. Foley, II, William P. Foley, II (12/02/2025)
- Trasimene Trebia, LLC: Trasimene Trebia, LLC, William P. Foley, II, Manager and Executive Chairman (12/02/2025)